
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 11, 2018

Jeff Carberry
Chief Financial Officer
Stamps.com Inc.
1990 E. Grand Avenue
El Segundo, California 90245

> **Re: Stamps.com Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 9, 2018**
> **File No. 000-26427**

Dear Mr. Carberry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 8

1. We note your disclosure that service revenues are recognized at a point in time, as transactions are processed, or over a period of time, typically one month or less. Please explain to us and revise your disclosure in future filings to identify which method applies to each of the five ways you list as earning service revenue. See ASC 606-10-50-17.

2. We note your disclosure in the fourth paragraph that you also provide mailing and shipping services for which the cost of postage or delivery is included in the cost of the service and, therefore, is recognized as service revenue. Please explain these services in

greater detail and whether they are in addition to the five ways you earn revenues from mailing and shipping operations that were outlined in the preceding paragraph. Please clarify your disclosures as necessary in future filings.

3.   Regarding your parcel insurance, we note you recognize the gross amount charged to the customer for purchasing insurance and the related cost represents the amount paid to your insurance providers. Please provide us with your analysis of why it's appropriate to report insurance revenues gross as a principal versus net as an agent. In doing so, please discuss the indicators of gross and net revenue reporting in ASC 605-45-45.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or Bill Thompson, Accounting Branch Chief, at 202-551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products